Exhibit 99.1

Navios Maritime Acquisition Corporation Announces Completion of Follow-On Offering

Including Exercise of Underwriters’ Option

Monaco, February 20, 2014—Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an owner and operator of tanker vessels, announced today the completion of its follow-on public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57.6 million. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full.

Navios Acquisition’s common stock trades on the New York Stock Exchange under the symbol “NNA”.

The joint book-running managers for this offering are Citigroup, RS Platou Markets, Inc. and Deutsche Bank Securities, and the co-manager is S. Goldman Capital LLC.

Copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (tel: (800) 831-9146); RS Platou Markets, Inc., 410 Park Avenue, 7th Floor, Suite 710, New York, NY 10022, Attention: Raquel Lucas (tel: (855) 864-2265) or by e-mail to office@platou.com; and Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, New York 10005-2836 (tel: (800) 503-4611) or by email at: prospectus.CPDG@db.com.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com